Item 77Q(2)

Compliance With Section 16 Reporting Requirements

	Section 16(a) of the Securities Exchange Act of 1934 requires the Munder @Vantage Funds officers and directors and persons who own more than ten percent of a registered class of the Funds equity securities to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater than ten-percent stockholders are required by SEC regulations to furnish the Fund with copies of all Section 16(a) forms they file.

	Based solely on its review of the copies of such forms received by the Fund and written representations from certain reporting persons that all applicable filing requirements for such persons had been complied with, the Fund believes that, during the fiscal year ended June 30, 2002, all filing requirements applicable to the Funds officers, directors, and greater than ten-percent beneficial owners were complied with.